111 West Monroe Street
Chicago, Illinois 60603-4080

T: 312 845-3000
F: 312 701-2361

August 17, 2016

RiverNorth Marketplace Lending Corporation
325 N. LaSalle St. Suite 645
Chicago, IL 60654

Re:	RiverNorth Marketplace Lending Corporation
File No. 333-204886; 811-23067

We have acted as counsel for RiverNorth Marketplace Lending Corporation, a newly organized, closed-end management investment company registered under the Investment Company Act of 1940, as amended, (the “Fund”) in connection with the issuance of shares of common stock of the Fund (the “Shares”).  Holders the Shares are referred to herein as “Shareholders.” Capitalized terms used herein and not otherwise defined shall have the meanings ascribed in the registration statement and the prospectus for the Fund (the “Registration Statement”).

In this connection, we have examined the Registration Statement, and such other instruments and documents, as we have deemed pertinent (the “Transaction Documents”) which include the following:.

(1)            The form loan purchase agreement with each marketplace lending platform from whom the Fund will purchase loans;

(2)            The form loan servicing agreement with each marketplace lending platform from whom the Fund will purchase loans;

(3)       The form loan agreement or promissory note, as applicable, used by each marketplace lending platform from whom the Fund will purchase loans;

(4)            The Articles of Amendment and Restatement of RiverNorth Marketplace Lending Corporation;

(5)       The Bylaws of RiverNorth Marketplace Lending Corporation; and

(6)            The Portfolio Compliance provisions of the Compliance Policy of RiverNorth Marketplace Lending Corporation.

August 17, 2016

We have assumed that any Transaction Documents entered into by the Fund will conform in all material respects to the form documents provided to us.  For purposes of this opinion, we are assuming that the Fund will be operated in accordance with the Transaction Documents and the Registration Statement in all material respects and that the parties to the Transaction Documents will comply with the terms of the Transaction Documents in all material respects.  We have assumed that assets held by the Fund will be treated for federal income tax purposes as debt or interests in debt or derivatives referencing debt.  The classification as debt for federal income tax purposes requires not only that the transaction be documented as such but also that the parties treat the transaction as debt.  Thus, if each of the parties do not behave in a manner which is materially consistent with the obligations in the Transaction Documents, the assets of the Fund may have a different classification for federal income tax purposes than is described below.

You have informed us, and we are assuming, that the assets of the Fund will consist, in part, of a portfolio of Marketplace Loans in the form of whole loans as set forth in the Registration Statement.  All of the assets of the Fund constitute the “Fund Assets.”

Based upon the foregoing and assuming the accuracy of the aforementioned representations and assumptions on the date hereof as well as continuing satisfaction of such representations and assumptions, and based upon an investigation of such matters of law as we consider to be applicable we are of the opinion that, under existing United States Federal income tax law,

(i)
the Fund’s current and proposed methods of operation as described in the Registration Statement and the Transaction Documents will enable it to satisfy the diversification requirements necessary to be classified as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”);

(ii)
the identified borrowers under the Marketplace Loans in the form of whole loans (or undivided interests in such whole loans) included in the Fund Assets will each be treated as the issuers of the loans for the purposes of Code Section 851; and

(iii)
in respect of Marketplace Loans in the form of whole loans (or undivided interests in such whole loans) held by a grantor trust an undivided interest in which is held by the Trust, the issuer for the purposes of the regulated investment company tests under the Code is the identified borrower on the whole loans held by the grantor trust.

The Marketplace Lending Instruments other than Marketplace Loans in the form of whole loans may be treated as having an issuer other than the underlying borrower because the IRS and court authority interpreting such investments may be less clear.  For example, pass-through obligations (obligations of a marketplace lending platform that only create an obligation to pay a note purchaser to the extent that the lending platform receives cash) could be viewed as an indirect undivided interest in the referenced loans or they could be viewed as a derivative instrument referencing a pool of loans.  The IRS and  court authorities interpreting such investments on the issue of determining the issuer could produce different results depending upon such characterization.  If such pass-through obligations were treated as indirect undivided interests in the reference loans, available authorities would indicate the underlying borrowers were the issuer.  If such pass-through obligations were treated as a derivative instruments, available authorities would indicate the marketplace lending platform was the issuer.

August 17, 2016

Our opinion is based on the Code, the regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof.  Consequently, future changes in such laws, the regulations promulgated thereunder and other relevant authorities and law may cause the tax treatment of the transaction to be materially different from that described above.  This opinion is given as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein.  Our opinion represents only our legal judgment, is not a guarantee of a result and, unlike a tax ruling, is binding not on the Internal Revenue Service and has no official status of any kind.  The Internal Revenue Service could disagree with the opinion expressed herein.  Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case.  In evaluating these tax issues, we have not taken into account the possibility that a tax return will not be audited, that an issue will not be raised on audit, or that an issue will be resolved through settlement if raised.

This opinion, as qualified herein, covers only the opinions expressly contained herein, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States Federal, state, local or foreign law.

The Committee on Legal Opinions of the American Bar Association promulgated the “Third-Party Legal Opinion Report, Including the Legal Opinion Accord,” (the “ABA Guidelines”) in 1991.  Among other things the ABA Guidelines provide that attorneys should not provide legal opinions as to matters of fact or financial or economic forecasts (or similar predictions).  In this regard, matters discussed expressly or implicitly within this letter which are determined to be matters of fact or financial or economic forecasts (or similar predictions) should be interpreted to be a confirmation of our understanding and a statement of our belief rather than a legal opinion, regardless of the language used.

August 17, 2016

Chapman and Cutler LLP does not and will not impose any limitation on the disclosure of tax treatment or tax structure of any transaction relating to this matter.  In addition Chapman and Cutler LLP consents to the Fund referring to this opinion in the prospectus contained in the Registration Statement and attaching this opinion as an exhibit to the Registration Statement.

Respectfully submitted, /s/ Chapman and Cutler LLP

PDC